4 1 NASD 0001182815 derdqr9@ Officer Internet Security Systems, Inc. 0001053148 58-
2362189 04/30/03 4 UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 FORM 4 STATEMENT OF CHANGES IN BENEFICIAL
OWNERSHIP [ ] Check this box if no longer subject to Section 16. Form 4 or Form
5
obligations may continue. 1. Name and Address of Reporting Person(s) Costanza, Lawrence
6303 Barfield Rd Atlanta, GA 30328 2. Issuer Name and Ticker or Trading Symbol Internet
Security Systems, Inc. (ISSX) 3. I.R.S. Identification Number of Reporting Person, if an entity
(Voluntary) 4. Statement for Month/Year 04/03 5. If Amendment, Date of Original (Month/Year) 6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [ ]
Director [ ] 10% Owner [X] Officer (give title below) [ ] Other (specify below) Vice President-
7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting
Person [ ] Form filed by More than One Reporting Person
Table II (PART 2) Derivative Securities Acquired, Disposed of, or
Beneficially
Owned
(Columns 1,3 and 7 through 11)
1)Title of Derivative
3)Trans- 7)Title and Amount 8)Price 9)Number of 10) 11)Nature of Security
action
of
Underlying of Deri- Derivative Indirect Date Securities vative Securities D Beneficial Amount or
Security Beneficially or Ownership Number of Owned at I - Title Shares End of Month --------
Non-Qualified Stock Option 04/02/03 Common Stock 170,000
170,000 D Direct (right to buy) (1) Non-Qualified Stock Option 04/11/02 Common Stock
55,000 D Direct (right to buy) Non-Qualified Stock Option 04/11/02 Common Stock 15,000
140,000 D Direct (right to buy) Non-Qualified Stock Option 01/02/02
Common
Stock
5,000
D Direct (right to buy) Non-Qualified Stock Option 01/02/02 Common Stock 17,500 45,000
D Direct (right to buy) Non-Qualified Stock Option 01/22/02 Common Stock 20,000 D Direct
(right to buy) Non-Qualified Stock Option 01/22/02 Common Stock 17,500 D Direct (right to buy) Non-Qualified Stock Option 01/22/02 Common Stock 15,000 105,000 D Direct (right to buy) Explanation of Responses: (1) Vesting is as follows: One Year 25% on vest date 6.625%
Quarterly thereafter On Change of control up to two years of unvested opt ions acceerate under certain circumstances.
Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned -


1)Title of Security 2)Trans- 3.Trans- 4.Securities
Acquired(A)
5)Amount of 6) 7)Nature of action action or Disposed of (D) Securities Indirect Date Code A
Beneficially D Beneficial (Month/ or Owned at or Ownership Day/Year) Code V Amount D
Price End of Month I
Table II (PART 1) Derivative Securities Acquired, Disposed of, or Beneficially Owned
(Columns 1 through 6)
1)Title of Derivative 2)Conversion
3)Trans- 4)Trans- 5)Number of Derivative 6)Date Exercisable and Security or Exercise action action Securities Acquired (A) Expiration Date Price of Date Code or Disposed
of
(D)
Derivative Security Code V A D Exercisable Expiration
Non-Qualified Stock Option $10.5100 04/02/03 (1) A 170,000 04/02/04 04/01/13
(right to
buy) Non-Qualified Stock Option $20.0300 04/11/02 A 55,000 04/10/12 (right to buy) Non-
Qualified Stock Option $20.0300 04/11/02 A 15,000 04/10/12 (right to buy) Non-Qualified
Stock Option $31.7000 01/02/02 A 5,000 01/01/12 (right to buy) Non-Qualified
Stock
Option $31.7000 01/02/02 A 17,500 01/01/12 (right to buy) Non-Qualified Stock Option
$33.3700 01/22/02 A 20,000 01/21/12 (right to buy) Non-Qualified Stock Option $33.3700
01/22/02 A 17,500 01/21/12 (right to buy) Non-Qualified Stock Option $33.3700 01/22/02
A 15,000 01/21/12 (right to buy)

SIGNATURE OF REPORTING PERSON /S/ By: Sean Bowen For: Lawrence costanza DATE 04/02/03